                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                           BRANDON SYSTEMS CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    105303101
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

             John B. Smith, Senior Vice President and Legal Counsel,
Interim Services Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida  33309
- -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 23, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                               (Page 1 of 9 pages)

                                  SCHEDULE 13D

CUSIP No. 105303101                                           Page 2 of 9 Pages


===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        Raymond Marcy
- -------------------------------------------------------------------------------
2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
    |                                                          (b) [ ]
- -------------------------------------------------------------------------------
3   |    SEC USE ONLY
    |
- -------------------------------------------------------------------------------
4   |    SOURCE OF FUNDS
    |        OO (see Item 3 below)
- -------------------------------------------------------------------------------
5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
- -------------------------------------------------------------------------------
6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                           0
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                         0
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                      0
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER                    0
- -------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        0
- -------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |                                                              [ ]
- -------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        0.0%
- -------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |        IN
===============================================================================

                                  SCHEDULE 13D

CUSIP No. 105303101                                           Page 3 of 9 Pages


===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        Roy Krause
- -------------------------------------------------------------------------------
2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
    |                                                         (b) [ ]
- -------------------------------------------------------------------------------
3   |    SEC USE ONLY
    |
- -------------------------------------------------------------------------------
4   |    SOURCE OF FUNDS
    |        OO (see Item 3 below)
- -------------------------------------------------------------------------------
5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
- -------------------------------------------------------------------------------
6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                           0
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                         0
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                      0
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER                    0
- -------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        0
- -------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |                                                              [ ]
- -------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        0.0%
- -------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |        IN
===============================================================================

                                  SCHEDULE 13D

CUSIP No. 105303101                                           Page 4 of 9 Pages


===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        John B. Smith
- -------------------------------------------------------------------------------
2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
    |                                                         (b) [ ]
- -------------------------------------------------------------------------------
3   |    SEC USE ONLY
    |
- -------------------------------------------------------------------------------
4   |    SOURCE OF FUNDS
    |        OO (see Item 3 below)
- -------------------------------------------------------------------------------
5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
- -------------------------------------------------------------------------------
6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                           0
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                         0
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                      0
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER                    0
- -------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        0
- -------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |                                                              [ ]
- -------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        0.0%
- -------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |        IN
===============================================================================

                                                              Page 5 of 9 Pages


         This Amendment No. 1 amends the Schedule 13D previously filed with the Securities and Exchange Commission on March 8, 1996 (the "Schedule 13D") in the following respects only (capitalized terms used herein shall have the meaning ascribed in the Schedule 13D):


Item 4.  Purpose of Transaction.

         On February 27, 1996, Ira B. Brown and Myra Brown (the "Browns") granted an Irrevocable Proxy (the "Irrevocable Proxy") to Raymond Marcy, Roy Krause and John B. Smith. The Irrevocable Proxy granted the right to vote at any meeting of the stockholders of the Company called for the purpose of voting on the Merger (as defined below) all the shares of Company Stock owned of record by the Browns in favor of the Merger and for the approval and adoption of the Merger Agreement (as defined below).

         On May 23, 1996, at 1:00 p.m., a special meeting of the stockholders of the Company (the "Special Stockholders Meeting") was held wherein Raymond Marcy, Roy Krause and John B. Smith voted all of the shares of Company Stock covered by the Irrevocable Proxy in accordance with the terms of the Irrevocable Proxy. Raymond Marcy, Roy Krause and John B. Smith do not have any further rights under the Irrevocable Proxy or otherwise to vote the Browns' shares of Company Stock at any future stockholder meetings of Brandon and do not have any further beneficial ownership in the Company Stock.

         At the Special Stockholders Meeting, the stockholders of the Company approved an Agreement and Plan of Merger dated February 27, 1996 (the "Merger Agreement") among the Company, Interim Services Inc., a Delaware corporation ("Interim") and Delco Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Interim ("Merger Sub") providing for the Merger (the "Merger") of Merger Sub with and into the Company, with the Company being the surviving corporation of the Merger and becoming a wholly-owned subsidiary of Interim. The Merger became effective on May 23, 1996, at which time each outstanding share of Company Stock was converted into the right to receive 0.88 shares of Interim Common Stock, $.01 par value per share.

Item 5.  Interest in Securities of the Issuer.

                 (a) On April 23, 1996 (the date of record for the Special Stockholders Meeting), the Company had 4,399,146 shares of Company Stock outstanding. After the Special Stockholders Meeting, Raymond Marcy, Roy Krause and John B. Smith do not have any further beneficial ownership rights with respect to any shares of Company Stock.

                                                              Page 6 of 9 Pages

                 (b) Neither Raymond Marcy, Roy Krause nor John B. Smith have the sole or shared power to vote, or the sole or shared power to dispose of, any shares of Company Stock.

                 (c)     None.

                 (d) The Browns have the power to direct the receipt of dividends from, or the proceeds from the sale of, all 1,099,760 shares of Company Stock which was previously covered by the Irrevocable Proxy.

                 (e) On May 23, 1996, after voting all of the beneficially owned shares of Company Stock in favor of the Merger and for the approval and adoption of the Merger Agreement, Raymond Marcy, Roy Krause and John B. Smith ceased to be the beneficial owners of any shares of Company Stock.


                 The undersigned agree that this statement is filed on behalf of each of the reporting persons.

                                                              Page 7 of 9 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






         May 23, 1996                             /s/ Raymond Marcy
- --------------------------------          ----------------------------------
             Date                                   Raymond Marcy



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                              Page 8 of 9 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






         May 23, 1996                             /s/ Roy Krause
- --------------------------------          ----------------------------------
             Date                                    Roy Krause





         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                              Page 9 of 9 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






         May 23, 1996                             /s/ John B. Smith
- --------------------------------          ----------------------------------
             Date                                    John B. Smith



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).